Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-262821

August 2, 2023

CNA Financial Corporation

Reopening: $100,000,000

Total Issue: $500,000,000

5.500% Notes Due 2033

Final Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of CNA Financial Corporation’s 5.500% Notes due 2033 described under “Description of the Notes” in the Preliminary Prospectus Supplement dated August 2, 2023 to the Prospectus dated February 17, 2022.

Issuer:	CNA Financial Corporation
Offering Format:	SEC Registered
Securities:	5.500% Notes due 2033
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	August 2, 2023
Settlement Date:	August 4, 2023 (T + 2)
Maturity Date:	June 15, 2033
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 (s) / A- (s) / BBB+ (s)
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2023
Principal Amount:	$100,000,000. The notes offered hereby will be part of the same series of notes as the $400,000,000 aggregate principal amount of 5.500% Notes due 2033 issued and sold by CNA Financial Corporation on May 22, 2023. Upon settlement, the notes will be fungible with and treated as a single series with these existing notes, and the aggregate principal amount of the existing notes and the notes offered hereby will be $500,000,000
Treasury Benchmark:	3.375% due May 15, 2033
Treasury Benchmark Yield:	4.078%
Spread to Treasury Benchmark:	T + 186 basis points
Yield to Maturity:	5.938%
Coupon:	5.500%
Price to Public:	96.750% of principal amount, plus Accrued Interest from and including May 22, 2023 to, but excluding, the settlement date for the notes offered hereby
Accrued Interest from and including May 22, 2023:	$11.00 per $1,000 principal amount (assuming the settlement date is August 4, 2023)
Optional Redemption:	Make-whole at T + 30 basis points any time prior to March 15, 2033; par call at any time on or after March 15, 2033
CUSIP / ISIN:	126117AX8 / US126117AX87
Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at (800) 294-1322 and Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.